February 28, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fixed Income SHares (the “Trust”) (File No. 811-9721) – Amendment No. 23

Ladies and Gentlemen:

Pursuant to Section 8(b) of, and Rule 8b-16 under, the Investment Company Act of 1940, as amended (the “1940 Act”), the Trust is filing today with the Securities and Exchange Commission, by electronic submission via EDGAR, Amendment No. 23 (the “Amendment”) to the Trust’s Registration Statement on Form N-1/A under the 1940 Act (the “Registration Statement”), including Part A, the Statement of Additional Information, Part C and other ancillary items, relating to Allianz Dresdner Daily Asset Fund, an existing series of the Trust (the “Fund”).

The Amendment is being filed solely in connection with the annual update of the Trust’s Registration Statement under the 1940 Act with respect to the Fund. The Fund constitutes one of five series of the Trust, and this Amendment does not relate to any other series of the Trust, nor is any information contained herein intended to amend or supersede any prior filing relating to any other series of the Trust.

No fees are required in connection with this filing. Please direct any questions concerning this filing to me at (212) 739-3222.

Very truly yours,
/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
cc:	Brian S. Shlissel

Lawrence Altadonna

David C. Sullivan, Esq.

George B. Raine, Esq.

Jeanie K. Jho, Esq.

Johnathan C. Mathiesen, Esq.